December 12, 2008

VIA EDGAR AND FACSIMILE

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Group Realty Trust Form 10-K for the year ended December 31, 2007 Filed 07/23/08 Form 10-Q for the quarterly period ended June 30, 2008 Filed 08/14/08 File No. 001-13589

Dear Mr. Gordon:

We make reference to your comment letter dated December 4, 2008 regarding the above-referenced filings. Please find below our responses to your comments. For your convenience, we have duplicated the text of your comments before each response.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Cash Flows, page F-6

1.	We note your response to comment 2; however, we continue to believe that the cash flows for leasing costs should be classified as operating, not investing activities. Please reclassify these cash flows in accordance with paragraph 21 of SFAS 95 to operating activities since they directly relate to the generation of income from the rental of your real estate.

Mr. Daniel Gordon
December 12, 2008

We continue to believe that leasing costs for cash flows are properly recorded as investing activities. Per SFAS 91, leasing costs are deferred origination costs associated with an investment in a lease. These deferred leasing costs are incurred in conjunction with the origination of a lease and are capitalized and amortized over the term of the lease, which is longer than the one-year operating cycle of the Company’s business. SFAS 95 is silent with respect to the presentation of these long-term deferred lease costs in the statement of cash flows, resulting in a divergence in practice with regards to the presentation of these costs. As industry practice supports the cash flow presentation as investing activities, we continue to believe that we have presented these costs properly in the statement of cash flows consistent with other SEC registrants in the real estate industry (such as, Federal Realty Investment Trust, ProLogis, AMB Property Corporation, Glimcher Realty Trust, Brandywine Realty Trust, Acadia Realty Trust).

Notes to Financial Statements

Note 15 – Commitments and Contingencies, page F-40

2.	We note your response to comment 3; however, it does not appear that it was appropriate to record the settlement payment as an addition to the property value since the settlement was not within the one-year period following the acquisition in 1997. Please revise accordingly. Please see paragraph 41 of SFAS 141 for reference.

The pre-acquisition contingency payment of $4.2 million paid in January 2006 to Mr. Casati was within the one-year allocation period following the acquisition of the Company by The Lightstone Group in July 2005, not the one-year period following the acquisition of the Continental Towers property by the Company in December 1997. Paragraph 41 of SFAS 141 states, “After the end of the allocation period, an adjustment that results from a preacquisition contingency other than a loss carryforward shall be included in the determination of net income in the period in which the adjustment is determined.” Because the payment was made within the one-year allocation period after the July 2005 acquisition of the Company by Lightstone, the amount was included in the allocation of the purchase price. Per paragraph 40a of SFAS 141, “If the fair value of the preacquisition contingency can be determined during the allocation period, that preacquisition contingency shall be included in the allocation of the purchase price based on that fair value.”

Further, the Tax Indemnity Agreement (“TIA”) contingent liability existed at the time of Lightstone’s acquisition of the Company in July 2005. The $4.2 million payment eliminated the contingent liability due to the termination of the Casati TIA and adjusted the value of the property. This reduced the fair value allocation of the property under purchase accounting.

Mr. Daniel Gordon
December 12, 2008

Per paragraph B179 of SFAS 141: “In Statement 38, the Board also considered and rejected an approach that would exclude from income of the acquiring entity all adjustments that result from preacquisition contingencies. Paragraph 27 of Statement 38 cited the following as the Board’s reasons for rejecting that approach:

a.	The usual practice in the current accounting environment is for irregularly occurring costs that result from risks assumed by the enterprise to be reflected in income when they occur. The Board did not believe that it should differentiate between risks assumed by purchase and other business risks.

b.	The distinction between an adjustment related to a preacquisition contingency and an adjustment that results from current events is not always clear. For example, an enterprise may settle litigation because the cost of a successful defense would exceed the cost of the settlement. The opinion of counsel may be that the case can be successfully defended. In that case, whether the cost of the settlement related to the preacquisition event that is the stated cause of the litigation or to the current litigious environment is not clear.”

We do not believe the payment for the termination of the Casati TIA should be considered an irregularly occurring cost that should be charged to income per paragraph B179a, nor does it qualify as being an undeterminable timing event per paragraph B179b. Regarding B179a, the payment resulted in an increase in the marketability and value of the property and provides future economic benefits by eliminating the contingent liability tax indemnification. The payment was for the settlement of a contractual contingent liability that existed at the time of the Company’s acquisition in July 2005. As a result, the payment should not be considered an irregularly occurring cost. Regarding B179b, because the contingent liability existed at the time of the Company’s acquisition in July 2005 and the amount was determinable as a result of the payment in January 2006, we believe that this is a preacquisition contingency adjustment.

Mr. Daniel Gordon
December 12, 2008

Because the fair value of the Continental Towers property was negatively impacted by the contingent liability at the time of the original allocation of the July 2005 purchase price, the settlement payment provides future economic benefits, and since payment was made within the one-year allocation period, we believe the payment should be considered a preacquisition contingency asset per paragraph 40 of SFAS 141 and included in the July 2005 purchase price allocation.

We would appreciate the opportunity to discuss these matters further via conference call with you at your convenience during the week of December 15, 2008.

Please feel free to contact me (312-917-4230) or Paul Del Vecchio, our Executive Vice President-Capital Markets (312-917-8781), if we can be of further assistance.

Sincerely,

/s/ Jeffrey A. Patterson
Jeffrey A. Patterson
President and Chief Executive Officer

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